					EXHIBIT 12.1

FIRSTENERGY CORP.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(Dollars in thousands)
EARNINGS AS DEFINED IN REGULATION S-K:
Income before extraordinary items	$618,385	$444,166	$906,753	$879,053	$1,257,806
Interest and other charges, before reduction for amounts capitalized	980,344	841,099	692,068	675,424	727,956
Provision for income taxes	514,134	407,633	680,524	748,794	794,595
Interest element of rentals charged to income (a)	246,416	247,222	248,499	241,460	226,168

Earnings as defined	$2,359,279	$1,940,120	$2,527,844	$2,544,731	$3,006,525

FIXED CHARGES AS DEFINED IN REGULATION S-K:
Interest expense	$904,697	$798,730	$670,655	$659,886	$721,068
Subsidiaries’ preferred stock dividend requirements	75,647	42,369	21,413	15,538	6,888
Adjustments to subsidiaries’ preferred stock dividends
to state on a pre-income tax basis	28,426	21,515	16,071	13,236	4,351
Interest element of rentals charged to income (a)	246,416	247,222	248,499	241,460	226,168

Fixed charges as defined	$1,255,186	$1,109,836	$956,638	$930,120	$958,475

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES	1.88	1.75	2.64	2.74	3.14

(a) Includes the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined.